SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On February 17, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ANNOUNCES APPOINTMENT
OF MR. VICTOR HALPERT TO THE COMPANY'S BOARD OF
DIRECTORS

Yoqneam, Israel, February 17, 2004 – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today the appointment of Mr. Victor Halpert as a new director replacing Mr. Benny Yehezkel the representative of Elron Ltd. to the Company’s Board of Directors.

In its meeting held on February 8, 2004, the Board of EVS accepted the resignation of Mr. Benny Yehezkel from the Board of Directors and approved the appointment of Mr. Victor Halpert as a director in the Company.

Victor Halpert is a high-profile and well-respected equities research analyst, who has been covering the technology industry for more than ten years. From June, 1999 until January, 2003 Mr. Halpert served as Director of Equity Research at Salomon Smith Barney (a division of Citigroup), and prior to that, Mr. Halpert served as a senior equity research analyst at Robertson Stephens, Salomon Brothers Inc., and Israel Equity Research & Management Ltd. Mr. Halpert brings to EVS his vast experience and understanding of the technology market, having covered dozens of software and hardware companies for many years. During his years as an analyst, Mr. Halpert provided institutional investors with regular updates on companies covered by him, worked closely with the international venture capital (VC) market and was involved in many M&A transactions. Mr. Halpert holds a B.A. in Science and Accounting from New Paltz College, State University of New York, an M.B.A. from University of Chicago, and an M.S.A. from University of Illinois in Chicago.

Following his nomination Mr. Halpert commented: “I am pleased to have joined the board of EVS, at a time it has elected to diversify its activities into new fields and markets. I believe that EVS has strong management team that will take this company to substantial and long-term growth, including M&A activities, development of new products and strong organic growth.”

EVS’ Chairman of the Board of Directors, Mr. Nir Alon said: “I am delighted that Mr. Halpert joined EVS’ Board of Directors. I am confident that Mr. Halpert’s experience in the capital markets and in M&A transactions will have a major contribution to the Company’s efforts to expand its business into new fields, such as the microelectronics industry.”

Mr. Alon also thanked Mr. Yehezkel for his contribution as a director during his one year service on the board of the Company.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial web and micro electronic industries. Company products lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics. wafers and LCD industries.

Contact:
Yaky Yanay – VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: February 18, 2004